Citibank Credit Card Issuance Trust
Final Term Sheet dated May 5, 2006
$200,000,000 5.70% Class 2006-C2 Notes of May 2011
(Legal Maturity Date May 2013)

The issuance trust proposes to issue and sell Class 2006-C2 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated April 21, 2006, as supplemented. The offered Class C notes will have substantially the same terms and underwriting arrangements as the Floating Rate Class 2006-C1 Notes described in the prospectus supplement dated February 16, 2006 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust
Principal Amount:	$200,000,000
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	BBB or its equivalent by at least one nationally recognized rating agency
Interest Rate:	5.70% fixed rate of interest per annum calculated on the basis of a 360-day year of twelve 30-day months
Expected Principal Payment Date:	May 16, 2011
Legal Maturity Date:	May 15, 2013
Expected Issuance Date:	May 12, 2006
Date Interest begins to accrue:	Issuance Date
Interest Payment Dates:
15th day of each May and November, beginning November 2006. If an event of default or early redemption event occurs with respect to these Class C notes, or if these Class C notes are not paid in full on the expected principal payment date, the issuance trust will begin making payments on the 15th day of every month.

Price to Public:	$199,578,000 (or 99.789%)
Underwriting Discount:	$700,000 (or 0.35%)
Proceeds to issuance trust:	$198,878,000 (or 99.439%)
Underwriters and allocations:	Citigroup, $50,000,000 Banc of America Securities LLC, $50,000,000 Lehman Brothers, $50,000,000 Merrill Lynch & Co., $50,000,000
Underwriters' Concession:	0.30%
Reallowance Concession:	0.18%
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:	As of May 4, 2006, there are 65 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $60,705,249,918 consisting of:
	Class A notes Class B notes Class C notes	$52,940,249,918 $ 3,140,000,000 $ 4,625,000,000
As of May 4, 2006, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries is 4.92% per annum, consisting of:
	Class A notes Class B notes Class C notes	4.82% per annum 5.19% per annum 5.78% per annum
In addition, the issuance trust expects to issue $200,000,000 aggregate principal amount of Floating Rate Class 2006-A1 Notes of February 2013 (Legal Maturity Date February 2015) on May 8, 2006.
Annex I:
The information in Annex I to the prior prospectus supplement relating to the master trust receivables and accounts does not reflect the lump addition on February 25, 2006 of $1,903,134,086 of receivables (consisting of $1,878,564,812 of principal receivables and $24,569,274 of finance charge receivables). The inclusion of these receivables in the master trust is not expected to materially impact the performance of the master trust’s assets.

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuance trust's registration statement is 333-131355. Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.